UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 13 March 2026, London UK

GSK's RSV vaccine, Arexvy, approved in US for expanded age indication in adults aged 18-49 years at increased risk

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In the US, an estimated 21 million adults under 50 have at least one risk factor for severe RSV infection[1]*

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has expanded the approved age indication of Arexvy (Respiratory Syncytial Virus vaccine, [adjuvanted]) to adults aged 18 to 49 years at increased risk for lower respiratory tract disease (LRTD) caused by RSV. GSK's RSV vaccine was previously approved in the US for the prevention of RSV-related LRTD in adults aged 60 and older, and adults aged 50-59 at increased risk for LRTD caused by RSV. This vaccine is not for use in pregnant individuals.

Sanjay Gurunathan, GSK Head of Vaccines and Infectious Diseases Research and Development, said: "This age expansion can help address a significant medical need for adults in the United States at higher risk of severe RSV disease due to certain underlying conditions, and help ease pressure on the healthcare system. We are proud of this latest step in our strategy to bring RSV prevention to broader adult populations."

The annual RSV burden among US adults aged 18-49 years is about 17,000 hospitalisations, 277,000 emergency department admissions, and 1.97 million outpatient visits.[2]† Most hospitalisations in younger adults occur in those with chronic medical conditions which place them at increased risk for severe RSV disease (e.g. chronic cardiopulmonary, kidney or renal disease, obesity and diabetes).2†

The FDA's decision was supported by data from a Phase IIIb trial (NCT06389487)  demonstrating a non-inferior immune response compared to adults aged 60 years and above.[3] Vaccine efficacy was demonstrated in the earlier Phase III trial (NCT04886596).[4] The safety profile was consistent with findings from the broader Phase III programme that supported the initial US approval, with the most common adverse events being injection site pain, fatigue, myalgia, headache, and arthralgia within four days of vaccination.3

GSK continues to advance regulatory submissions for its RSV vaccine across multiple geographies to expand availability and support long-term growth objectives.

About GSK's RSV vaccine
Respiratory Syncytial Virus vaccine (adjuvanted) contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant before administration.

The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in 70 countries. In addition, it is approved for use in individuals aged 50-59 who are at increased risk due to certain underlying medical conditions in more than 60 countries. In the European Economic Area it is approved for adults aged 18 years and older.

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

Please refer to the full US Prescribing Information (PI) for important dosage, administration, and safety information: https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Arexvy/pdf/AREXVY.PDF

About the NCT06389487 trial
NCT06389487 is a Phase IIIb, open-label multi-country immunogenicity trial to evaluate the non-inferiority of the immune response and evaluate safety in participants aged 18-49 at increased risk for lower respiratory tract disease (LRTD) caused by RSV (n=426), compared to participants aged 60 years and above (n=429) after a single dose of GSK's RSV vaccine. An additional cohort, of 603 participants aged 18-49, was followed up for adverse events separate to safety follow up of the initial cohort. A total of 1,458 participants were enrolled across 52 locations in six countries, including 16 US sites.

The study assessed the immune response in participants aged 18-49 with pre-defined stable chronic diseases leading to an increased risk for RSV disease, compared to those aged 60 years and above. The trial's primary endpoints were RSV-A and RSV-B neutralisation titres of adults aged 18 - 49 years at one month after the vaccine administration compared to adults aged 60 and older. There were also safety and immunogenicity secondary and tertiary endpoints. Safety and reactogenicity data were consistent with results from the initial data read out in NCT04886596. The most common local adverse event was pain. The most common systemic adverse events were myalgia, fatigue and headache, which were largely transient and mild to moderate in intensity.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year.[5] Adults can be at increased risk for RSV disease due to certain comorbidities, immune compromised status, or advanced age.[6] RSV can exacerbate certain conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.6 Compared to children, adults hospitalised for RSV are at a higher risk of severe complications, require more costly treatments, have a higher fatality rate, and the true number of RSV-related cases is likely underestimated due to lack of routine testing.[7],[8],[9],[10]

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

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Registered Office:
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Footnotes
* Self-reported diagnoses of risk factors collected via the National Health and Nutrition Examination Survey (NHANES) in US adults 20-49 years of age. The figure of 21.3 million is based on 17.0% of a total 125,255,765 adults 20-49 who had at least one risk factor (including congestive heart failure, coronary heart disease, stroke, angina, myocardial infarction, chronic obstructive pulmonary disease, asthma, diabetes, liver disease and/or renal disease) for severe RSV disease
† Based on a systematic review and meta-analysis of studies describing population-based rates of medically attended RSV among US adults (n=14 articles published between 2007 and 2021). Estimates were based on RSV as detected by RT-PCR of NP or nasal swabs and then adjusted for under detection. Age-specific US census population estimates were applied to project the expected number of annual cases.

References:

[1] Horn et al, "Characteristics Associated with the Presence of One or More Risk Factors for Severe Respiratory Syncytial Virus Disease among Adults in the United States", poster presented at ID Week 2024 [available on demand: P691 - DV-009542.pdf]
[2] McLaughlin JM, et al. Rates of Medically Attended RSV Among US Adults: A Systematic Review and Meta-analysis. Page 17 Supplementary Data. Open Forum Infect Dis. 2022 Jun 17;9(7):ofac300. doi: 10.1093/ofid/ofac300. PMID: 35873302; PMCID: PMC9301578.
[3] Clinicaltrials.gov. A Study on the Immune Response and Safety of Vaccine Against Respiratory Syncytial Virus (RSV) Given to Adults 18 to 49 Years of Age at Increased Risk for Respiratory Syncytial Virus Disease, Compared to Older Adults 60 Years of Age and Above. Available at: https://clinicaltrials.gov/study/NCT06389487. Last accessed: March 2026.
[4] Clinicaltrials.gov. Efficacy Study of GSK's Investigational Respiratory Syncytial Virus (RSV) Vaccine in Adults Aged 60 Years and Above. Available at: https://clinicaltrials.gov/study/NCT04886596. Last accessed: March 2026.
[5] National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv. Last accessed: March 2026.
[6] Falsey, A, R et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59. doi: 10.1056/NEJMoa043951.
[7] Alfano F, et al. Respiratory Syncytial Virus Infection in Older Adults: An Update. Drugs Aging. 2014;41:487-505.
[8] Niekler P, et al. Hospitalizations due to respiratory syncytial virus (RSV) infections in Germany: a nationwide clinical and direct cost data analysis (2010-2019). Infection. 2024;52(5):1715-1724.
[9] Günen H, et al. Key Challenges to Understanding the Burden of Respiratory Syncytial Virus in Older Adults in Southeast Asia, the Middle East, and North Africa: An Expert Perspective. Adv Ther. 2024;41(11):4312-4334.
[10] Grace M, et al. Economic burden of respiratory syncytial virus infection in adults: a systematic literature review. J Med Econ. 2023;26(1):742-759.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 13, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc